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Exhibit 99.1

FALCONBRIDGE LIMITED Kidd Metallurgical Division www.falconbridge.com

KIDD METALLURGICAL DIVISION AND CAW LOCAL 599 FAIL TO
REACH COLLECTIVE AGREEMENT

        TIMMINS, ONTARIO — September 30, 2005 — Falconbridge Limited announced today that the Kidd Metallurgical Division and CAW-Local 599 were unable to agree to the terms for a new collective agreement. As a result, CAW Local 599 has initiated work action against the company. The existing collective agreement expired at midnight, September 30, 2005.

        The company made an Offer of Settlement to the Union this morning that was very fair. Throughout the bargaining process, the company had no language demands, while the Union initially had 77. Falconbridge's offer contained both wage increases and a number of changes in language that responded to a number of the Union demands, including:

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  A commitment to ensure that no flex benefits would be introduced over the course of the agreement. Further, a commitment was made to maintain benefits at rates currently in effect;

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  A commitment was made to form joint committees for each operating area of the plant to meet quarterly and discuss the use of contractors on working crews, in order to reduce use of contractors;

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  A commitment to the Union's proposal to post jobs for junior positions;

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  The monetary offer included a cost of living roll-in of $0.34, wage increases of 2%, 1%, 1% over the course of the contract, with a cost of living allowance in the third year. Further, a $1,000 signing bonus was offered to Union members.

        Falconbridge's complete Offer of Settlement is posted to the company website at www.falconbridge.com.

        Contingency plans relating to Kidd Metallurgical operations are being implemented. These plans include idling the copper smelter and refinery, the zinc plant and the mill.

        No plans have been made with regard to further discussions.

        Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ian Hamilton
Director, Communications and Public Affairs
Falconbridge Limited
(416) 982-7161
ian.hamilton@falconbridge.com
www.falconbridge.com

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Exhibit 99.1